Xinyuan Real Estate Co., Ltd. Announces CFO RESIGNATION

-- Ms. Helen Zhang Named Interim CFO--

BEIJING, China, November 14, 2013– Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN) today announced that Kevin Wei has advised the Company that, effective November 15, 2013, he is stepping down as Chief Financial Officer due to personal reasons relating to the roles and responsibility of his position. Mr. Wei will stay as an advisor to the Company till April 2014 and continue to contribute his expertise to the Company’s development.

Ms. Helen Zhang, the Company’s Financial Controller, has been appointed as Interim Chief Financial Officer. Ms. Zhang has been working for the Company for nearly 5 years. She has more than a decade of experience in accounting, finance and investor relations having worked for companies with public listings in mainland China, Hong Kong and the United States. Her career encompasses working at China National Metals & Minerals Import & Export Corp.; China Netcom Group Company Ltd.; TechFaith Wireless Technology Ltd.; Baidu, Inc and Sohu.com Inc. Ms. Zhang received her Bachelor in Economics from the University of International Business and Economics in Beijing, China and her MBA at Fordham University in 2001.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in Tier II cities, Zhengzhou, Ji'nan, Suzhou, Kunshan, Xuzhou, Chengdu and Hefei. The Company's U.S. development arm, XIN Development Group International, Inc., is a pioneer amongst Chinese real estate residential developers, entering the US market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://en.xyre.com/ir.html.

For more information, please contact:

In China:

Ms. Helen Zhang

Interim CFO

Tel: +86 (10) 8588-9255

Email: irmanager@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com